

January 3, 2013

Via E-mail
Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

> **Re: SandRidge Energy, Inc.**
> **Preliminary Consent Statement on Schedule 14A**
> **Filed December 26, 2012 by TPG-Axon Partners, LP, Dinakar Singh, et al.**
> **Soliciting materials filed pursuant to Exchange Act Rule 14a-12**
> **Filed November 30 and December 6, 10, 11 and 26, 2012 by TPG-Axon**
> **   Partners, LP, Dinakar Singh, et al.**
> **File No. 001-33784**

Dear Mr. Weingarten:

We have reviewed the filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings or by providing the requested information. If you do not believe our comments apply to TPG-Axon's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the consent statement listed above unless otherwise indicated.

General

1.   The soliciting materials filed pursuant to Exchange Act Rule 14a-12 on December 10, 2012 reference excerpts from and citations to several print and video media included on the TPG-Axon sponsored website. However, only excerpts and website links to such media are found to the TPG-Axon sponsored website, not the underlying broadcast or print media itself. Please ensure that all media for which a link is listed on the TPG-Axon sponsored website is filed under the cover of Schedule 14A and properly identified as either soliciting materials filed pursuant to Rule 14a-12 or as definitive additional materials. We note that TPG-Axon has included several links to websites containing a recorded broadcast. TPG-Axon should reduce such broadcast to writing and file the transcription as soliciting material. As a reminder, any soliciting material must be filed

with the Commission no later than the date they are first sent or given to security holders. Refer to Rules 14a-6(b), 14a-6(o) and 14a-12.

2.   Refer to the preceding comment. We remind you of TPG-Axon's obligation that any and all soliciting materials comply with the requirements of Regulation 14A, including Exchange Act Rule 14a-9. Since TPG-Axon has chosen to use as soliciting materials the various print and broadcast media and letters cited on its website, it must ensure the content of all such materials comply with Rule 14a-9 and our comments 7 and 8 below. If TPG-Axon cannot provide a reasonable foundation supporting the statements contained in the letters included on the TPG-Axon sponsored website and in the print and broadcast media for which a list of links to such media are provided on the TPG-Axon sponsored website, such content should be corrected and the list of all links to the applicable media should be removed.

3.   Refer to our comment 1 above. The soliciting material filed pursuant to Rule 14a-12 on December 6 includes a reference to "links to various securities filings on Schedules 13D and 14A filed by TPG-Axon…" but does not identify the specific filings or include the contents of such filings. Please ensure that all soliciting materials referenced in the December 6 filing, including the materials contained in the filings referenced in the December 6 filing, are filed under the cover of Schedule 14A and properly identified as soliciting materials filed pursuant to Rule 14a-12 or as definitive additional materials.

Why Are We Soliciting Your Consent? Page 6

4.   Refer to the last two sentences of this section and the fifth paragraph on page 14. Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1) are intended to provide a means for shareholders to communicate their views to the board of directors on "each separate matter" to be acted upon. While Proposal No. 1 seeks stockholder consent to amend the Company's bylaws, such amendment appears to include separate corporate governance matters unrelated to TPG-Axon's objective of replacing the current board of directors, e.g., the de-staggering of the board and the fixing of the size of the board. While not directly on point, refer to the discussion in the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (Fifth Supplement, September 2004), including the examples of effected charter or bylaw provisions that generally would be required to be set out as separate proposals in merger and acquisition transactions. Please consider unbundling Proposal No. 1. If you believe certain of the items in Proposal No. 1 need not be set out as separate matters, please explain why in your response letter. Please note that TPG-Axon may condition the action to be taken in connection with the approval of each proposal on shareholder approval of the other proposals.

If the Consent Solicitation is Successful…, page 6

5.   Disclosure in this section indicates that "[b]ased on the Company's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2012, as of September 30, 2012,

approximately $4.3 million of the Company's senior notes were outstanding, the repayment of which, if required, will not materially impact the Company." It is our understanding that the Company has $4.3 billion (not million) in debt and that the Company's indentures require that the Company offer to purchase the $4.3 billion of outstanding senior notes if the Board is replaced. Based on our understanding, the assertion that the repayment of such level of indebtedness will not materially impact the Company appears incorrect. Please advise or revise as appropriate.

6.   Disclosure in this section also indicates that "[u]pon a 'Change in Control,' the Compensation Committee of the Board may (i) provide that a participant's unexercised awards will terminate immediately prior to the consummation of the "Change in Control" unless exercised and/or (ii) provide that outstanding awards shall become exercisable, or restrictions applicable to an award shall lapse, before the 'Change in Control.'" This statement appears to imply that the Compensation Committee may take certain actions to limit the Company's employees' ability to realize on equity awards upon a change of control. However, based on our review of the Company's public filings, the Company has not issued options to its employees and has only issued restricted stock awards under its incentive stock plan, which vest automatically and immediately upon a change of control without any action on the part of the Compensation Committee or the Board. Please provide support for the statement or revise the disclosure to remove the unsupported implication.

Reasons for the Solicitation, page 11

7.   We note that the filing persons have made statements in their soliciting materials that appear to impugn the character, integrity or personal reputation of the Company's management and board of directors, all without adequate factual foundation. The following problematic statements are representative of those that appear on pages 6, 10 and 11 of the consent solicitation statement, in the other soliciting material noted below and in the various media links cited on the TPG-Axon sponsored website:

- "This destruction of stockholder value has been caused by poor and erratic strategic decisions, reckless spending, and a culture of cronyism and waste that has drained value from the Company."
- The heading "Strategic Incoherence and Unpredictability" and the text thereafter: "The most common explanation for the poor valuation and performance of the stock are concerns regarding management strategy and focus. To the investment community, SandRidge has often appeared to behave in a reckless and unpredictable manner, and analysts have little confidence in what the company will look like in the future." Based on our review of multiple analyst statements made in November and December 2012, it appears many analysts have been complimentary of management's performance. Such statement, including the reference to "investment community" implies that more than a majority of analysts have reached this conclusion. Please provide definitive support for such implication, including disclosure in the consent statement that provides both support and context, or remove the offending statements.

- "Management has shown either an inability or a disinterest in realistically assessing its funding needs, having consistently underestimated its spending and capex levels in public disclosures."
- The heading "Reckless Spending and Lack of Financial Discipline" and the text thereafter: "Separate from major strategic missteps, the Company has been an insatiable spender regarding acquisition of acreage and capital expenditures. Budgets have been exceeded substantially, damaging management credibility, and creating concerns that management is financially reckless. As a result, the Company's finances are persistently precarious, and this has repeatedly left the Company highly vulnerable to economic and market risk. In general, the problem has been a complete lack of discipline in terms of capital expenditures and investment." Based on our review of multiple analyst statements made in November and December 2012, it appears many analysts have been complimentary of management's performance as opposed to the conclusion that management is "financially reckless." Please provide definitive support, including examples, for such statements.
- The heading "Appalling Corporate Governance and Greed" and the text thereafter: "Even to this day, Mr. Ward and his son actively compete with the Company in the acquisition/lease of mineral rights, and have repeatedly front-run the Company by acquiring such rights, and then 'flipping' them to the Company within weeks and months. This mismanagement and self-dealing have been detrimental to Company stockholders and we believe that the Board's direct or indirect approval of these actions evidences its inability to protect stockholder interests and capital as currently composed." Similar language is found in the second to last paragraph of the December 24 letter filed as soliciting material on December 26, 2012. Please advise us of the basis for the claim that Mr. Ward either actively competes with the Company or has "front-run" the Company. It is our understanding that:
  o Mr. Ward has no economic, management or other interest in WCT Resources L.L.C.
  o Mr. Ward's adult son manages WCT Resources independently.
  o WCT Resources has advised the Company that it is in the business of buying and selling oil and gas properties, it has sold properties to a number of oil and gas companies, and that the few transactions it has engaged in with the Company are not a material part of its or the Company's activity.
  o Although WCT Resources is independent from Mr. Ward and from the Company, the applicable rules governing related party transactions apply to transactions between a company and an immediate family member.
  o The Company has treated all transactions between WCT Resources and the Company under its related party transaction policy and, where required, such transactions have been presented to, reviewed by and approved by, the members of the Board (other than Mr. Ward), and disclosed as related party transactions in the Company's public reports.

  In light of above, please provide support for the claim that Mr. Ward either actively competes with the Company or has "front-run" the Company and that the land

- transactions in question have been detrimental to Company stockholders. Alternatively, revise such disclosure to reflect only what can be supported by adequate factual foundation.
- "We believe that the Board must be held responsible for this record of incoherent strategic direction, obscene management compensation and perquisites, self-interested transactions and abysmal stock performance."
- "…your reign of value destruction." (December 24, 2012 letter filed as soliciting material on December 26).
- "[S]hareholders choose to heavily discount the value of cash, when that cash is placed in Mr. Ward's hands…these fears are not misplaced, given Mr. Ward's history of siphoning value from the company." (the December 24, 2012 letter filed as soliciting material on December 26) The same paragraph further suggests that cash will end up "in Mr. Ward's pocket" and both claims are preceded by a statement that the Company's stock dropped by 5% following the announcement of the Company's sale of Permian Basin assets, implying that the movement in the Company's stock price reflected broad stockholder concern about Mr. Ward's use of cash. Please either provide a basis for such statements and the resulting implication or file appropriate corrective disclosure.
- TPG-Axon describes the Company's acquisition of Dynamic Offshore Resources, LLC as an "accounting gimmick." (the November 30, 2012 letter filed as soliciting material on the same date)

In addition to our comments noted above relating to the specific statements, please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

8.   Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable factual basis for each opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials. The following statements are representative of those that appear on pages 6, 10 and 11 of the consent solicitation statement, in the other soliciting

material noted below and in the various media links cited on the TPG-Axon sponsored website, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion. In addition, please note our additional comments on specific statements below.

- "SandRidge stock…trades at extremely low valuation, and has among the highest cost of debt capital of any meaningful U.S. energy company." (page 6) Support for this statement should include revised disclosure identifying the companies TPG-Axon considered in making such comparison and a fulsome explanation as to why a comparison of the Company to such group of companies is appropriate. For example, based on TPG-Axon's soliciting materials filed on November 30, 2012, including a letter to the board of directors dated the same date, TPG-Axon appears to be basing its cost of capital comparison on the following group of companies: Royal Dutch Shell, Apache Corporation, Devon Energy Corporation, Encana Corporation, Range Resources and Chesapeake Energy Corporation. It is our understanding that this group includes companies that are up to 30 times larger (based on enterprise value) than the Company, are significantly more mature in their development cycle, have a different regional and business profile, and four of the six companies are investment grade debt issuers. Why is a comparison of the Company to these companies appropriate?

- "…[t]he continued leakage of value from massive overhead costs (triple that of most Exploration & Production companies), high cost of capital (more than double that of most E&P companies), and strategic incoherence, have resulted in enormous destruction of value. Most of these problems are a function of management…" (page 10 as well as the soliciting material filed on November 30) Support for this statement should include revised disclosure identifying the referenced companies and why a comparison to these companies is appropriate. For example, are the referenced companies high-growth exploration and production companies? If not, why is the comparison meaningful?

- "The stock today trades at the greatest discount to its estimated Net Asset Value of any energy company." (page 10 as well as the soliciting material filed on November 30). Support for this statement should include revised disclosure identifying the period in which this comparison was made.

- "Management has consistently over-spent and over-levered, putting stockholders at risk."

- "Management has shown a consistent propensity for 'trading' assets, in a manner that often creates confusion and complexity, rather than value. Even this year, there have been several major shifts in strategy, to a degree that has left the market shocked and confused." Please provide support for such claims, including a comparison to peer companies and an explanation for why using such companies in a comparison is appropriate.

- "In aggregate, SandRidge has spent a stunning $2.3 billion, or over 75% of its total market capitalization, on just interest and corporate overhead in the past five years." (page 10 as well as the soliciting material filed on December 26) It is our understanding that the sum derived from adding the interest and corporate overhead from the Company's publicly available financial statements total $1.8 billion, $500 million less than TPG-Axon alleges. Provide support for TPG-Axon's figure or revise accordingly. Please also provide support and revise the disclosure to provide context for why it is appropriate to compare an aggregate of five years cost to current market capitalization.

- "In past weeks, the company ... issued an additional 37 million of shares to senior management." (the December 24, 2012 letter filed as soliciting material on December 26) It is our understanding that on December 12, 2012, the Company registered 6 million shares of common stock for potential issuance to all eligible employees under its stock incentive plan. Such shares have not been issued and were approved by the Company's stockholders at the last annual meeting. Please advise the basis for this statement or file appropriate corrective disclosure.

- "Management has generally been trumpeting 80%+ IRR potential of the Mississippian wells which is dramatically greater than that projected by its competitors." (the November 30, 2012 letter filed as soliciting material on the same date) It is our understanding that recent reports posted on the websites of several of the Company's competitors in the Mississippian, namely, Apache Corporation, Midstates Petroleum Company, AusTex Oil and Range Resources report estimated internal rates of return of 65%, 100%, 60 to 100%, and 60 to 140%, respectively.

- "…management continues to cement a reputation as one that always 'over-promises and under-delivers.'" (the November 30, 2012 letter filed as soliciting material on the same date) It is our understanding that management has exceeded analysts' consensus estimates for EBITDA in three of last four quarters, has exceeded analysts' consensus estimates for EPS in each of the last five quarters and has also exceeded its initial production guidance in each of the last two years.

- "SandRidge would need as much as $40 billion to develop wells in the Mississippian." (the November 30, 2012 letter filed as soliciting material on the same date)

- "In fact, the company never sold its gas assets." (the November 30, 2012 letter filed as soliciting material on the same date) It is our understanding that the Company sold gas assets in several transactions totaling over $500 million, each announced to the public in press releases dated May 8, 2008, June 30, 2009, July 2, 2011 and September 27, 2011.

- "[w]e believe directors have been provided enormously valuable perks -- private jet usage, use of luxury suites, etc." (the November 30, 2012 letter filed as soliciting material on the same date) It is our understanding that the Company directors other than Mr. Ward do not use Company planes for personal use or the one luxury suite at Chesapeake Arena that the Company has licensed for its use.

9. Disclosure on page 11 states that "A significant portion of this excessive overhead is a result of the Board having sanctioned compensation levels for Company management that we find to be unconscionable in light of the consistent destruction of stockholder value since the IPO. For example, total compensation to Mr. Ward in 2011 was over $25 million, representing approximately 50% of the Company's earnings that year. He has

received almost $150 million in direct payments over the past five years." A similar statement is found in the soliciting material filed on November 30: "[i]n our previous letter, we noted the outrageous levels of compensation for Mr. Ward – $150 million in direct payments over the past five years (not including the indirect payments outlined below, or lease payments on his land)…" and in the November 8 letter referenced in the soliciting material file pursuant to Rule 14a-12 on December 6, 2012: "payments to Mr. Ward from the company have totaled approximately $150 million over the past five years…[i]n each year since the IPO, compensation to Mr. Ward has represented a sizable portion of company cash flow and earnings." All three of these statements along with the context in which they are written imply that the $150 million constituted compensation, an implication that is not supported by the Company's proxy materials. Please revise the disclosure to specify the portion of this amount that constituted compensation and clarify, if true, that this figure includes $67 million in payments to Mr. Ward in 2008 for interests in oil and gas assets.

10.   Disclosure on page 11 states that "…in order to achieve that value on a standalone basis, the Company must lower its cost of capital, *demonstrate focus, and execute efficiently* on the development of assets…We believe the current Board must be replaced by our Nominees…who will seek to *execute a strategy that will…maximize stockholder value.*" Please revise the disclosure to clarify the above italicized references. Do the TPG-Axon nominees have a specific agenda for stockholders to evaluate?

Background Of The Consent Solicitation, page 12

11.   Please revise the consent statement to provide an update regarding TPG-Axon's complaint against the Company regarding the determination of the Initial Consent Date.

Proposal 3 – Election of Directors, page 16

12.   Disclosure regarding Dinakar Singh's bio indicates that Mr. Singh was a partner at Goldman Sachs & Co. and co-head of the Principal Strategies Department beginning in 1990. Based on his disclosed age of 43, that would suggest he held such role at Goldman beginning at the age of 21. However, it is our understanding that Mr. Singh became a partner in 1998. Please confirm or revise.

13.   We note your statement in the third paragraph of page 20 regarding a substitute candidate and that "TPG-Axon will supplement this Consent Statement." Please confirm that should TPG-Axon nominate substitute nominees before TPG-Axon delivers consents from holders of a majority of the outstanding shares of the Company's Common Stock in accordance with Section 228 of the DGCL, it will file an amended Consent Statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised consent statement and to serve if elected and (3) includes the disclosure required by Item 5(b) and 7 of Schedule 14A with respect to such nominees.

Solicitation of Consents, page 24

14.   Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting consents must be filed under cover of Schedule 14A on the date of first use. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

Information Concerning Sandridge, page 25

15.   We note the disclosure in this section that (1) TPG-Axon has omitted from this Consent Statement certain disclosure required by applicable law to be included in the Company's consent revocation statement and TPG-Axon's consent statement and (2) if the Company does not distribute a consent revocation statement to its stockholders, TPG-Axon will distribute to the stockholders a supplement to this Consent Statement containing such omitted disclosure prior to its final delivery of consents to the Company. If TPG-Axon receives consents from a stockholder on a date prior to such stockholder's receipt of the Company consent revocation statement containing the information omitted from TPG-Axon's consent statement, please advise why TPG-Axon's undertaking to provide such information to stockholders prior to final delivery of consents to the Company is consistent with TPG-Axon's obligation under Regulation 14A. For example, unless stockholders submit a new consent dated after the date such holder was known to have received the Company's consent revocation statement, how can TPG-Axon assure that it will have provided such stockholder all the information required by Schedule 14A and Exchange Act Rules 14a-3 and 14a-4(f)? Given that the Company has filed a preliminary consent revocation statement containing the information omitted from TPG-Axon's consent statement, please advise us as to what consideration TPG-Axon has given to including the requisite information in its consent statement to avoid such uncertainty with respect to its federal securities law obligations.

Form of Consent Card

16.   We note that Proposal No. 3 provides shareholders a means to abstain, in addition to a means to consent or withhold consent to the election of the filing persons' nominees. This third option does not appear required by Exchange Act Rule 14a-4(b)(2) or consistent with its instructions. It also appears to be the functional equivalent of the "withhold consent" option. Please advise why TPG-Axon has chosen to include the "abstain" option on the consent card.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions